Exhibit 99.1

BROOKFIELD INFRASTRUCTURE SIGNS DEFINITIVE AGREEMENTS
TO PARTICIPATE IN ACQUISITION OF BRAZILIAN TOLL ROADS

August 6, 2012 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that a joint venture formed between a Brookfield Infrastructure consortium and Abertis Infraestructuras, S.A. (“Abertis”) has executed definitive agreements to acquire a 60% interest in Obrascon Huarte Lain Brasil S.A. (“OHL Brasil”) for approximately $1.7 billion, comprised of $1.1 billion of equity and $600 million of assumed liabilities. Brookfield Infrastructure and its institutional partners would own 49% of the joint venture and Abertis would own the remaining 51%. If required, the joint venture will undertake to launch a tender offer to acquire the remaining 40% of OHL Brasil that is publicly traded, resulting in a final ownership interest of between 60% and 100% depending upon the outcome of the tender offer.  Upon successful closing of the acquisition, Brookfield Infrastructure expects to initially invest approximately $250 million, with the possibility of follow-on investment pursuant to the tender offer.

OHL Brasil is one of the largest owners and operators of toll road concessions in Brazil, with over 3,200 km of roads in states that account for approximately 65% of Brazil's GDP and that are home to nearly two-thirds of the country's approximately 70 million vehicles.  Brookfield Infrastructure expects OHL Brasil’s toll road concessions to benefit from projected increases in traffic and rates that are indexed to inflation.  With a combination of established assets and toll roads in an expansionary phase, Brookfield Infrastructure expects the OHL Brasil portfolio to generate stable cashflow with growth. The transaction, which is subject to customary closing conditions including regulatory approvals and third party consents, is expected to close in the fourth quarter of 2012.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “could”, “estimate”, “tend to”, “continue”, “believe”, “expect”, “target” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding Brookfield Infrastructure’s proposed acquisition of a significant interest in OHL Brasil, including its funding plan, and its related agreements with Abertis, as well as our interest in pursuing strategic alternatives to divest some of its timber and certain non-core assets.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in Australia, Chile, Canada, the United States and other jurisdictions in which it operates and elsewhere which may impact the markets for its products; the ability to effectively negotiate and complete new acquisitions in the competitive infrastructure space (including the acquisition described in this news release) and to integrate acquisitions into existing operations; the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects within certain of its businesses; Brookfield Infrastructure’s ability to divest certain of its assets; foreign currency risk, including, without limitation, foreign exchange risk as a result of Brookfield Infrastructure’s participation in transactions (including the acquisition described in this news release) in currencies other than the U.S. dollar; the high level of government regulation, both economic and non-economic, affecting the business of Brookfield Infrastructure (including in respect of the acquisition described in this news release) and the resulting risk that changes in legislation, regulations, government policy or the interpretation of any of these by a regulator (including any change in the regulated Brazilian toll roads) can have a significant impact on the performance of our business; the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown; the availability of equity and debt financing for Brookfield Infrastructure; traffic volumes in Brazil; and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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References to Brookfield Infrastructure are to the Partnership together with its subsidiary and operating entities.
References to the Partnership are to Brookfield Infrastructure Partners L.P.